Mail Stop 3561
								August 10, 2005

Mr. Daniel D. LeBlanc, President
Ultra Pure Water Technologies, Inc.
310 East Gloria Switch Road
Lafayette, LA 70507

Re:	Ultra Pure Water Technologies, Inc.
	Item 4.01 Form 8-K
      Filed August 1, 2005
	File No. 000-28267

Dear Mr. LaBlanc:

      We have reviewed your filing related to the Item 4.01 disclosures only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The statement by the company that Rachlin Cohen & Holtz has been engaged as your independent accountant implies that the company had a previous auditor. Item 304 of Regulation S-B describes the disclosure requirements of the Item 4.01 on Form 8-K. In order for the former accountants to submit to you the letter required by Item
304(a)(3) of Regulation S-B, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the
Form 8-K with the Commission. The accountant`s letter should be filed with the Commission as an exhibit to the 8-K when initially filed or as a subsequent amendment thereto no later than 10 days after the initial Form 8-K was filed.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Angela Halac at (202)
551-3398.

							Sincerely,



Angela J. Halac
Staff Accountant







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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE